**SANDSTORM**
GOLD ROYALTIES

Computershare

Please return completed form to:
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim F/S & MD&A**
Mark this box if you would like to receive Interim F/S & MD&A by mail.

☐ **Annual F/S & MD&A**
Mark this box if you would like to receive the Annual F/S & MD&A by mail.

## Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

**PLEASE CONSIDER THE ENVIRONMENT BEFORE REQUESTING BELOW THAT YOUR NAME BE PLACED ON OUR FINANCIAL STATEMENTS MAILING LIST.**

All Annual Financial Statements and related MD&A and Interim Financial Statements and related MD&A of Sandstorm Gold Ltd. ("Sandstorm") are available to all shareholders on Sandstorm's website at ***www.sandstormgold.com/investors*** on the day they are publicly released. Alternatively, you may choose to access these reports with our public filings at ***www.sedarplus.ca*** or ***www.sec.gov.*** To enable Sandstorm to provide increased convenience to shareholders, benefit the environment and reduce costs, Sandstorm encourages all shareholders to access our quarterly filings in this manner, rather than having paper copies prepared and mailed to you. ***Thank you***.

**Please place my name on your financial statements mailing list.**

Name

Apt. | Street Number | Street Name

City | Prov. | Postal Code / Zip Code

S D O Q    5 1 E T N N

0202TB